BuzzFeed, Inc.
229 West 43rd Street, 10th Floor
New York, New York 10036
April 3, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Marion Graham

Re:	BuzzFeed, Inc. Registration Statement on Form S-3 Filed March 21, 2023 File No. 333-270729
Dear Ms. Graham:
Reference is made to the Registration Statement on Form S-3 (File No. 333-270729) filed by BuzzFeed, Inc. (the Company) with the U.S. Securities and Exchange Commission on March 21, 2023 (the Registration Statement).
The Company hereby requests the Registration Statement be made effective at 10:00 a.m., Eastern Time, on April 5, 2023, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Sincerely,
/s/ David Arroyo
Name: David Arroyo
Title: Chief Legal & Compliance Officer,
Corporate Secretary

cc:	Valerie Ford Jacob, Esq.
Michael A. Levitt, Esq.
(Freshfields Bruckhaus Deringer US LLP)